SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CENTRAIS ELETRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26
PUBLICLY-HELD COMPANY
NIRE 53300000859

MINUTES OF THE SIXTIETH ANNUAL GENERAL MEETING AND OF THE HUNDRED SEVENTY- EIGHTH SPECIAL EXTRAORDINARY GENERAL MEETING HELD ON JULY 29, 2020

1. DATE, TIME AND PLACE: Held on July 29, 2020, at 2:00 p.m. in form exclusively digital through the WEBEX platform, under Article Four, Paragraph Two, Item I and Article 21-C, Paragraphs Two and Three of CVM Instruction 481 of December 17, 2009. It should be mentioned that the deadline for holding the Eletrobras Annual Meeting was postponed from April to this date, due to the restrictive measures of the Covid-19 pandemic, under terms of Provisional Executive Order Number 931 of March 30, 2020.

2. CALL: The Call Notice for the Meeting was published according to Article 124 of Law 6.404/1976, of December 15, 1976, as amended ("Law of Corporations"), in the Federal Official Gazette and in the newspapers *O Globo, Correio Braziliense* and *Valor Econômico,* on June 29, 30, and July 1st, 2020.

3. PUBLICATIONS AND DISCLOSURES: In addition to Item 2 above, the Call Notice and the Management Proposal were also published and disclosed on the Company´s website (www.eletrobras.com/ri), the Comissão de Valores Mobiliários website (CVM) (www.cvm.gov.br) and B3 (www.b3.com.br).

4. ATTENDANCE: Presence of the shareholders who participated by means of the digital platform, including the Federal Government representative, Dr. LUIZ FREDERICO DE BESSA FLEURY, nominated by PGFN Ordinance Number 128 of 02.07.2019, published in the Federal Official Gazette of 02.11.2019, and those who submitted, under the current legislation, a valid remote Voting Bulletin, having as installation quorum, the shareholders representing 83.21% (eighty-three point twenty-one percent) of the Company voting capital stock. Such installation quorum meets the minimum requirement for the deliberations of the 60th Annual General Meeting according to Article 125 of Law 6.404/76, and also above 2/3 of the capital stock with voting rights, reaching the minimum qualified quorum for the 178th Extraordinary General Meeting, as provided for in Article 135 of Law 6.404/76. Also present, by digital tool, were Mr. Mauro Rodrigues da Cunha, Coordinator of the Audit and Risk Committee; Mr. Eduardo Coutinho Guerra, member of the Fiscal Council; Mrs. Thaís Márcia Fernandes Matano Lacerda, member of the Fiscal Council. Mr. Gustavo Sardinha, representative of PWC Independent Auditors; Mr. José Eduardo Barros, Legal Consultant; Mr. André de Avellar Torres, Strategic, Corporate and Regulatory Legal Manager; Mrs. Paula Prado Rodrigues Couto, Superintendent of Investors' Relations; Mr. Francisco de Assis Duarte de Lima, Market Relations Manager; Mr. Rodrigo Ruiz, Superintendent of Accounting; Mrs. Dilma Maria, representative of the Compliance Officer; Mrs. Renata Ferreira, representative of the Compliance Officer; Mr. Marcelo Ferreira, representative of the Management and Sustainability Officer; Mrs. Claudia Leite Teixeira Casiuch, Acting Secretary General of the Executive Board. Additionally, the presence of the following representatives of the Law Firm Bocater Camargo Costa e Silva Rodrigues Advogados was also recorded, Mr. João Laudo de

Camargo and Mrs. Maria Isabel do Prado Bocater, retained to advise the Company in holding this Meeting.

5.CHAIR: The chair of the Meeting, according to Article 17, Paragraph Eight of the Bylaws, was assumed by the Eletrobras Financial Director and Investors' Relations Director, Mrs. ELVIRA BARACUHY CAVALCANTI PRESTA, in substitution of Eletrobras Chief Executive Officer, WILSON PINTO FERREIRA JR., according to Eletrobras Executive Board Resolution 425/2020 of 07.20.2020, with Mr. JOÃO LAUDO DE CAMARGO acting as Secretary.

6. AGENDA: The Company shareholders met to examine, discuss and vote on the following agenda: Matters to be deliberated in the Annual General Meeting (AGO): 1. Take the Management accounts, examine, discuss and vote on the Management Report and the Full Financial Statements of the Company, related to the corporate period ended on December 31, 2019; 2. Deliberate on the Company Management proposal for destination of the result related to the period ended on December 31, 2019 and the distribution of dividends; 3. Elect, for the Board of Directors, by nomination of the controlling shareholder, under terms of Article 32, I, of the Corporate Bylaws, 1 (one) effective member, in replacement of Mr. Vicente Falconi Campos, to complete his term of office to end on the 2021 Annual Meeting. 4. Elect, for the Fiscal Council, two effective and two alternates members by nomination from the controlling shareholder, under terms of Article 50, I and II, of the Corporate Bylaws, with term of office to end on the 2021 Annual Meeting, as well as an alternate member by nomination from preferred shareholders, under terms of Article 50, IV, of the Corporate Bylaws, with term of office to end on the 2021 Annual Meeting; 5. Set the global compensation of the managers, the members of the Company´s Fiscal Council and members of the Audit and Risk Statutory Committee; and 6. Change the newspaper in which the Company posts its legal publications; matters to be deliberated at the Extraordinary General Meeting (AGE): 1. Amend Articles 32, Item II, 36, Item XXII and 50, I of the Company Corporate Bylaws, for adequacy and conformity with Law 13,844 of June 18, 2019.

7. DELIBERATIONS: Once the Meeting was installed, and the reading of documents and proposal under the Agenda being waived, the Secretary, after consulting the presents, informed that the Minutes will be drawn up in form of summary of the occurred facts, including dissents and protests, containing only the transcription of the deliberations taken, as entitled by Paragraph One of Article 130, Paragraph One of Law 6.404/76. Therefore, after examination and discussion of the matters in the Agenda, the shareholders deliberated on the following:

7.1. To approve, by majority, with 1,022,757,204 favorable votes, 54,997 opposing votes and 49,638,262 abstentions, the Management Accounts, the ELETROBRAS Management Annual Report and the Financial Statements referring to the corporate period ended on December 31, 2019.

7.2. To approve, by majority, with 1,042,702,295 favorable votes, 288,933 opposing votes and 29,459,235 abstentions, the Company Management proposal for destination of the result related to the corporate period ended on December 31, 2019 and the distribution of dividends to be paid by December 31, 2020, as permitted by Article 205, Paragraph Three of Law 6.404/76.

7.3. To approve, by majority, with 812,718,802 favorable votes, 3,145,999 opposing votes and 256,585,662 abstentions, the election of **LUCIA MARIA MARTINS CASASANTA**, Brazilian, married under community property system, economist and accountant, holder of Identification Document M-1.073.947 issued by SSP/MG, enrolled at CPF/MF under number 491.887.206-91, domiciled at Rua Gorceix, 28, apt. 402, Ipanema, Rio de Janeiro, RJ – 22411-050, to the office of member of the Board of Directors, by the majority shareholder, according to Article 32, I of the Company Corporate Bylaws.

7.4. To record that Mrs. **LUCIA MARIA MARTINS CASASANTA** is being elected in replacement of Mr. Vicente Falconi Campos, to complete his remaining term of office to be ended at the 2021 Annual Meeting.

7.4.1. The Federal Government requested the recording that the nomination of Item 7.4 above was made pursuant to public interest.

7.5. To approve, by majority, by nomination from the controlling shareholder, as representative of the National Treasury, under terms of Article 50, I of the Corporate Bylaws, with term of office to end at the 2021 Annual Meeting, the election of the following candidates to the Fiscal Council:

7.5.1. As permanent member, Mr. **EDUARDO COUTINHO GUERRA**, Brazilian, married under partial community system, Finances and Control Auditor, holder of Identification Document 870.123, issued by SSP/DF, enrolled at CPF under number 276.000.681-68, domiciled in SMPW, Quadra 17, conjunto 5, lot 1, casa B, Brasília, DF, 71741-705; having received 815,843,411 favorable votes, 22,020 opposing votes and 256,585,032 abstentions.

7.5.2. As alternate member, Mr. **MARCELO SENNA VALLE PIOTO**, Brazilian, married under partial community system, public employee, holder of Identification Document 4.386.722, issued by SSP/MG, enrolled at CPF under number 743.337.716-68, domiciled in Condomínio Quintas da Alvorada, 15 - Jardim Botânico- Brasília, DF, 71680-356; having received 815,843,411 favorable votes, 22,020 opposing votes and 256,585,032 abstentions.

7.6. To approve, by majority, by nomination from the controlling shareholder, under terms of Article 50, II, of the Corporate Bylaw, with term of office to end at the 2021 Annual Meeting, the election of the following candidates to the Fiscal Council:

7.6.1. As permanent member, Mr. **HAILTON MADUREIRA DE ALMEIDA**, Brazilian, married under partial community system, federal employee, holder of Identification Document 1.238.095, issued by SPTC/ES, enrolled at CPF under number 074.981.417-95, domiciled at CCSW 1 Lot 3, Unit 302, Setor Sudoeste – Brasília, DF, 70680-350; having received 815,854,388 favorable votes, 11,043 opposing votes and 256,585,032 abstentions.

7.6.2. As alternate member, Mr. **RICARDO TAKEMITSU SIMABUKU**, Brazilian, married under partial community system, electric engineer, holder of Identification Document 13.236.419-0, issued by SSP/SP, enrolled at CPF under number 086.766.338-35, domiciled at Rua Buriti, Lot 6, Apt. 303, Residencial Mondrian Antares, Brasília, DF, 71940-000; having received 815,854,388 favorable votes, 11,043 opposing votes and 256,585,032 abstentions.

7.7. To approve, by majority, the election as alternate member of the Fiscal Council, by nomination from preferred shareholders, under terms of of Article 50, IV, of the Corporate Bylaws, with term of office to end at the 2021 Annual Meeting, Mr. **ANTONIO EMILIO BASTOS DE AGUIAR FREIRE**, Brazilian, married under the community property system, Federal District auditor, holder of Identification Document 95.002.179.039, issued by SSP/CE, enrolled at CPF under number 553.005.024-72, domiciled at Avenida Parque Águas Claras, 2615, apt. 903, Águas Claras, Brasília, DF, 71906-500, having received 59,145,418 favorable votes, 6,637 opposing votes and 12,332,917 abstentions.

7.8. To record that Mr. ANTONIO EMILIO BASTOS DE AGUIAR FREIRE was elected for the office of Fiscal Council Member alternate of Member GIULIANO BARBATO WOLF.

7.9. To record that investiture of the members of the Board of Directors and the Fiscal Council now elected is subject to the signature of the Certificate of Investiture within the scope of the current legislation, as well as the timely delivery of other relevant documents.

7.10. To approve, by majority, the setting of the compensation of the members of the Board of Directors, Audit Statutory Committee, Fiscal Council and Executive Board, according to the table below, which values were approved by SEST – State Companies Coordination and Governance Office – under the provision of Article 98, Item VI, "i" of Annex I of Decree 9.745 of April 8, 2019, containing the following observations:

Amounts in Reais (R$)

Body	Amounts
Executive Board	10 883 808,30
Board of Directors	626 729,78
Subtotal Directors	***11 510 538,08***
Supervisory Audit Committee	391 706,12
Statutory Audit Committee	2 350 236,70
Total	**14 252 480,90**

a. To set, up to R$ 11,510,538.08 the global amount to be paid to the directors of the company in the period between April, 2020 and March, 2021;
b. To set, up to R$ 10,883,808.30 the aggregate compensation to be paid to the members of the Executive Board in the period between April 2020 and March 2021;
c. To set, up to R$ 626,729.78 the total compensation to be paid to the members of the Board of Directors, in the period between April 2020 and March 2021;
d. To set, up to R$ 391,706.12 the total compensation to be paid to the Fiscal Council Members and up to R$ 2,350,236.70 the total compensation to be paid to the Audit and Risk Committee between April 2020 and March 2021;
e. To set monthly fees to the members of the Board of Directors and the Fiscal Council in one tenth of the monthly average compensation of the members of the Executive Board, excluding the amounts related to vacation and benefits;
f. To set monthly fees to the members of the Audit Committee in 60% of the monthly average compensation of the members of the Executive Board, excluding the amounts related to vacation and benefits;
g. To recommend the observance of the individual limits defined by SEST, observing its competence to set up these limits for the period of twelve months, by entry and title, within the limits defined in "a" and "b" above;
h. To expressly prohibit the transfer to the directors of any benefits which eventually may be granted to the company employees, at the time of formalization of the Collective Labor Agreement – ACT on their respective base-date;

i. To prohibit the payment of any item of compensation not deliberated in this Meeting to the directors, including benefits of any nature and representation amounts under Law 6.404/76, Article 152;
j. If there is any Director in ceded status (public employee or another state-company employee assigned thereto), the provisions of Decree 9.144/2017 shall be observed and the reimbursement to the assignor shall be limited to the individual amount approved for such director at the General Meeting;
k. If any Director is company employee, his/her employment contract should be suspended under terms of the TST Decision 269;
l. To subject the payment of "quarantine" to the approval of the Public Ethic Commission of the Presidency of the Republic– CEP/PR, under the current legislation;
m. To clarify that the Board of Directors is competent, with support from Internal Audit and the Statutory Audit Committee, to assure the enforcement of the global and individual limits of the compensation of statutory members defined in this General Meeting;
n. To condition the payment of the Annual Variable Compensation – RVA of directors to the strict observance of the terms and conditions of the RVA Programs previously approved by SEST;
o. To apply, as the case may be, reversal on deferred installments not yet paid of RVA Programs of previous periods in which, considering the 2019 net profit, there is a drop higher than 20% when compared to the base-years of the Programs, under the current legislation; and
p. To condition the payment of "complementary pension" to the provision in Article 202, Paragraph 3 of the CF/88 and Article 16 of Complementary Law 109/2001.

7.11. To approve, by majority, with 1,042,981,312 favorable votes, 9,210 opposing votes and 29,459,941 abstentions, the change of newspapers in which the Company posts its legal publications, and starting posting its publications, for all purposes of Article 289 of Law 6.404/1976 in the Federal Official Gazette – DOU and in *Jornal de Brasilia*.

7.12. To approve, by majority, with 1,034,171,203 favorable votes, 15,538 opposing votes and 29,466,011 abstentions, the revision of the following articles of the Company Corporate Bylaws: 32, Item II, 36, Item XXII and 50, I, for adequacy and conformity to Law 13.844 of June 18, 2019, which now have the following wording:

Article 32, Item II: *"One director nominated by the Ministry of the Economy under the current legislation."*

Article 36, Item XXII: *"To deliberate on the designation and dismissal of the occupant of the office of member of Internal Audit, after approval by the Federal Controller's Office, the Ombudsman's Office and the Office of Governance."*

Article 50, Item I: "01 (*One) member and respective alternate nominated by the Ministry of the Economy as representative of the National Treasury who shall be public employee with permanent labor relationship with the public federal administration."*

7.13. To record that the amended and consolidated version of Eletrobras Corporate Bylaws is attached to these Minutes, as authorized by this General Shareholders' Meeting.

7.14. To record that shareholders BNDES/BNDESPAR and the Eletrobras Staff Association – AEEL forwarded manifestations to the Company which were received by the Chair and will appear as annex hereto.

8. CLOSING: As there was no further business, the Chairman closed the works and adjourned the Meeting for the time required to draw up these Minutes in form of summary of the facts occurred. Once the session was resumed, these Minutes were read and approved and signed by those present (considering signatories also the shareholders who sent their voting instructions through remote Voting Bulletin or having participated by means of electronic system of participation, under terms of Article 21-V, § 1 of CVM Instruction 481/09).

Brasília, July 29, 2020.

ELVIRA B. CAVALCANTI PRESTA
Chairman

JOÃO LAUDO DE CAMARGO
Secretary

REMOTE VOTERS

LUIZ FREDERICO DE BESSA FLEURY
Federal Government Representative

ROGERIO PATRICIO BANDEIRA
Representing BNDES/BNDESPAR

JOSÉ DONIZETTI DE OLIVEIRA

Representing CITIBANK NA (ADRs)

MICHELE DA SILVA GONSALES

Representing shareholders ARROWSTREET INTERNATIONAL EQUITY EAFE ALPHA EXTENSION CIT, GERAÇÃO FUTURO L PAR FUNDO DE INVESTIMENTO EM AÇÕES, HSBC ETFS PUBLIC LIMITED COMPANY, PHOENIX UMBRELLA FUND – PHOENIX GBAR FUND, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPACITY AS, BANCLASS FUNDO DE INVESTIMENTO EM ACOES, FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA, Kopernik Global All-cap Equity Fund

MAXIMILIANO NAGL GARCEZ

Representing shareholder *Associação dos Empregados da Eletrobras* – AEEL (Eletrobras Staff Association)

FERNANDO INTI LEAL – Individual Shareholder

REMOTE VOTING BULLETING

Representative of AB Fcp II - Emerging Markets Value Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Aberdeen Managed Distribution Fund; Abu Dhabi Retirement Pensions and Benefits Fund; Alaska Common Trust Fund; Alaska Permanent Fund; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; American Century ETF Trust - Avantis Emerging Mark; American Century ETF Trust - Avantis Emerging Mark; American Heart Association, Inc.; Aqr Ucits Funds; Arizona Psprs Trust; Arr. Cap. Ire. Ltd Faobo Arr. GL. EQ. (gbp) Ccf, A SF Oaccf; Arrowstreet (canada) Acwi Minimum Volatility Alpha Extension; Arrowstreet (canada) Global All-country Alpha Ext Fund I; Arrowstreet (canada) Global All-country Fund I; Arrowstreet (canada) Global World Alpha Extension Fund I; Arrowstreet Acwi EX US Alpha Estension Trust Fund; Arrowstreet Capital Global All Country Alpha Extension Fund; Arrowstreet Capital Global Equity Alpha Extension Fund L; Arrowstreet Global Equity Acwi Trust Fund; Arrowstreet International Equity Acwi EX US Alpha Ext T Fund; Arrowstreet International Equity Acwi EX US Trust Fund; Ascension Alpha Fund, LLC; Aviva I Investment Funds Icvc -

Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Axa Rosenberg Equity Alpha Trust; Bellsouth Corporation Rfa Veba Trust; Beresford Funds Public Limited Company; Bernstein Del Bus Trust,emerg.Mkts Ser.; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock GL Allocation Portfolio of Blackrock Ser Fd, Inc; Blackrock Global Alloc V.I. FD of Blackrock Var Ser Fds, Inc; Blackrock Global Allocation Collective Fund; Blackrock Global Allocation Fund (aust); Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Latin America Fund Inc; Blackrock Msci Acwi EX Usa Diversified Factor Mix Fund; Blakrock Global Allocation Fund Inc; Bmo Msci Emerging Markets Index ETF; Board of Pensions of the Evangelical Lutheran Church IN Amer; BP Pension Fund; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; Catholic Endowment Fund, LP; Centurylink, Inc. Defined Benefit Master Trust; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron Master Pension Trust; Chevron UK Pension Plan; CI Wisdomtree e. M. Dividend Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Cmla International Share Fund; College Retirement Equities Fund; Colonial First State Investment Fund 10; Commonfund em Quantitative Focus Fund, LLC; Commonwealth Emerging Markets Fund 6; Commonwealth Global Share Fund 17; Commonwealth Global Share Fund 22; Commonwealth Global Share Fund 23; Commonwealth Specialist Fund 36; Commonwealth Superannuation Corporation; Compass Emp Emerging Market 500 Volatility Weighted Index e; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Desjardins RI Emerging Markets Multifactor - Low C; Dignity Health; Diversified Markets (2010) Pooled Fund Trust; Duke Power CO Employee Retirement Plan; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Fund; Emerging Markets Equity Fund S of M P F World Funds, LLC; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Emerging Markets Opportunities LR Fund; European Central Bank; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Group Trust for Employee Benefit Plans: Fiam; Fideicomiso Fae; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-asset Base Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Alphadex Fund; First Trust Latin America Alphadex Fund; First Trust Riverfront Dynamic Emerging Markets ETF; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Forsta Ap-fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Investment Funds; Ftse Rafi Emerging Index Non-lendable Fund; Future Fund Board of Guardians; Gam Multistock; General Pension and Social Security Authority; Gmam Investment Funds Trust; Government Employees Superannuation Board; Hartford Emerging Markets Equity Fund; HC Capital Trust the Emerging Markets Portfolio; Hpe Common Contractual Fund; Hsbc Emerging Markets Pooled Fund; Ibm 401 (k) Plus Plan; Illinois Municipal Retirement Fund; International Expatriate Benefit Master Trust; International Monetary Fund; Interventure Equity Investments Limited; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Oppenheimer Global Multi-asset Growth Fund; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Strategic Emerging Markets ETF; Investeringsforeningen Syd Invest; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Edge Msci Multifactor Global ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares

Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Ivesco Ftse Rafi Emerging Markets ETF; Japan Trustee Ser Bk, Ltd. Stb LM BR High Dividend e M Fund; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa Brazil Stock; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa e e F I M F; Japan Trustee Services Bank, Ltd. Stb Brazil Stock Mother FU; Japan Trustee Services Bk, Ltd. Re: Rtb Nikko Bea Mother FD; Jnl/Blackrock Global Allocation Fund; Jnl/Mellon Emerging Markets Index Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Variable Ins Trust Intern Equity Index Trust; K Investments SH Limited; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kayne Anderson Renewable Infrastructure Partners,; Kbi Dst Emerging Market Esg Fund; Kbi Funds Icav; Kbi Global Investors (na) Ltd Cit; Kopernik Global All Cap Fund; Kopernik Global All-cap Master Fund, LP; Kopernik Global Collective Investment Trust; Kopernik Global Long-term Opportunities Fund, LP; Kopernik Global Unconstrained Master Fund, LP; Kopernik International Fund; Lacm Emerging Markets Fund L.P.; Lacm Emii, L.P.; Lacm Global Equity Fund L.P.; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Legal General Scientific Beta Emerging Markets Fund, LLC; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Lgiasuper Trustee; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Blackrock Global Allocation Fund; Lvip Ssga Emerging Markets Equity Index Fund; Macquarie Multi-factor Fund; Mainstay VP Emerging Markets Equity Portfolio; Managed Pension Funds Limited; Massmutual Select Blackrock Global Allocation Fund; Mcic Vermont (A Reciprocal Risk Retention Group); Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mineworkers Pension Scheme; Ministry of Economy and Finance; Missouri Education Pension Trust; Momentum Investment Funds Sicav-sif; Msci Acwi Ex-u.S. Imi Index Fund B2; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; National Council for Social Security Fund; National Railroad Retirement Investment Trust; Neuberger Berman Investment Funds Plc; New Church Investment Fund; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Common Retirement Fund; New Zealand Superannuation Fund; Nfs Limited; Normandia Fundo de Investimento de Ações; Normandia Institucional Master FIA; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective All Country World Index (acwi) Div; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Oregon Public Employees Retirement System; Pacific Capital Ucits Funds Plc; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Pensioenfonds Werk EN (re)intergratie; People S Bank of China; Pictet - Emerging Markets Index; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rae Emerging Markets Fund; Pimco Funds Global Investors Series Plc; Pimco Rae Emerging Markets Fund LLC; Pinebridge Emerging Markets Dynamic Multi-asset Fund; Pioneer Emerging Markets Equity Fund; Pramerica Sicav; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Sector Pension Investment Board; QS Investors Dbi Global Emerging Markets Equity Fund LP; Qsuper; Rbc Emerging Markets Dividend Fund; Rbc Funds (lux) - Emerging Markets Multi-strategy Equity Fun; Rbc Funds (lux) - Emerging Markets Value Equity Fund; Retirement Plan for Employees of Aetna Inc; Roche U.S. Retirement Plans Master Trust; Russel Emerging Markets Equity Pool; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Investment Company Emerging Markets Fund; Russell Investment Company Multi-asset Growth Strategy Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Multi-strategy Income F; Russell Investment Company Select International Equity Fund; Russell Investment Company V Public Limited Company; Russell Investments Institutional Funds LLC Sustai; Russell Investments Yield Opportunities Pool; Sanford C.Bernstein Fund, Inc.; Sas Trustee Corporation Pooled Fund; Saudi Arabian Monetary Authority; Sbc Master Pension Trust; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc-Fundamental; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Segall Bryant Hamill Emerging Markets Fund; Sei Global Master Fund Plc, the Sei Emerging Mkt Equity

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Trustee Mutb400045794; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Regents of the University of California; the Shell Contributory Pension Fund; the State Teachers Retirement System of Ohio; the Tiff Keystone Fund, L.P.; the Wawanesa Mutual Insurance Company; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Tiff Multi-asset Fund; Tj-qualified, LLC; Total International EX U.S. I Master Port of Master Inv Port; Trust Custody Services Bank, Ltd. Re: Emerging e P M F; Trust and Cus Services Bank, Ltd. as Trt Hsbc BR New MO FD; Utah State Retirement Systems; Utilico Emerging Markets Trust Plc; Vanguard Emerging Markets Share Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Victoryshares Usaa Msci e. M. Value M. ETF; Vkf Investments Ltd; Washington State Investment Board; Water and Power Employees Retirement Plan; Wellington Alternative Risk Premia Fund (australia; Wellington Trust Company, National Association Mul; Wells Fargo BK D of T Establishing Inv F for e Benefit TR; Wells Fargo Factor Enhanced Emerging Markets Portfolio; e Wisdomtree Emerg Mkts Quality Div Growth Fund; Representante de Agora Esmeralda Fundo de Investimento Multimercado; Bradesco FF Índice Ativo Fundo de Investimento em Ações; Bradesco FI em Ações Araucaria; Bradesco FI em Ações Ibx Plus; Bradesco FIA Equities; Bradesco FIA Ibovespa Plus; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Institucional IBrX Ativo; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Master Previdência; Bradesco FIA Multi Setorial; Bradesco FIA Selecao; Bradesco FIA Smart Allocation; Bradesco FIA Super Acao; Bradesco FIA Sustentabilidade Empresarial; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Salubre; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bradesco Private FIA Ibovespa Ativo; Bradesco Vida e Previdência S/A; Bradeseg Participações S/A; Bram FIA Ibovespa Ativo; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram Fundo de Investimento em Ações; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H FIA Institucional; FI em Ações Aruba; Fundo de Investimento de Ações Meaipe Ibx Ativo; Fundo de Investimento em Ações Ibovespa 157; Itaú Navi Long Short Previdência FIM; Navi B Previdência Fundo de Investimento em Ações Master; Navi Compass Master Fundo de Investimento em Ações; Navi Cruise Master Fundo de Investimento em Ações; Navi Fender Master Fundo de Investimento em Ações; Navi Institucional Master Fundo de Investimento em Ações; Navi Long Biased Master

Fundo de Investimento Multimercado; Navi Long Short Master Fundo de Investimento Multimercado; Navi Long Short Previdência Fife FIM CP; Navi Long Short XP Seguros Previdência FIM; PG Prev - Sociedade de Previdência Privada; and Silvio Tini de Araujo

Answer Answer everyone Forward

RES: AGOE 2020 Vote – Records in Minutes

PROJ-assembleiavirtual (virtual meeting)

To: rban@bndes.gov.br

Cc: thiago.costa@bndes.gov.br; Francisco de Assis Duarte de Lima

Wednesday, July 29, 2020 11:17

Good Afternoon!

Received.

The Statement below will be attached to the Minutes of today's AGOE.

Regards

Francisco Duarte

From: rban@bndes.gov.br [rban@bndes.gov.br]
Sent: Wednesday, July 29, 2020 11:14
To: PROJ-assembleiavirtual; Francisco de Assis Duarte de Lima
Cc: thiago.costa@bndes.gov.br
Subject: AGOE 2020 Vote – Records in Minutes

Hello,
Please find the text below for **record in Minutes of the AGM**:

Item of the Agenda:
"To set up the global compensation of the Directors, the members of the Company´s Fiscal Council and members of the Audit and Risk Statutory Committee"

Vote of the BNDES System:
The BNDES and BNDESPAR opposing vote on the proposal of the compensation is justified by the level of the proposed compensation for the Audit Committee which is much higher than the proposed level for the Board of Directors and the Company´s Fiscal Council besides being above the amounts practiced in the market.

Regards

Rogerio Bandeira
Capital Market Area
rban@bndes.gov.br
Tel.: (21) 2052-8303 / (21) 99987-2674 (Home Office)

STATEMENT OF VOTE

60th Annual General Meeting and 178th Extraordinary General Meeting

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Publicly-held Company)

CNPJ. nº 00.001.180/0001-26

NIRE: 53300000859

Date: July 29, 2020 at 2:00 p.m.

Place: By means of WEBEX digital platform.

Shareholder: ***ASSOCIAÇÃO DOS EMPREGADOS DA ELETROBRAS* – AEEL (Eletrobras Staff Association)**

The *Associação dos Empregados da Eletrobras* – AEEL, CNPJ nº 28.015.840/0001-47, shareholder of Centrais Elétricas Brasileiras S.A – Eletrobras, under terms of Paragraph Three of Article 41 of the Company Corporate Bylaws, hereby submits the following STATEMENTS OF VOTE for the Agenda of the 59th AGM and 178th Extraordinary General Meeting:

Agenda of 60th AGM	APPROVE	REJECT	ABSTAIN
1. To take the Management accounts, examine, discuss and vote the Management Report and the Full Financial Statements of the Company related to the corporate period ended on December 31, 2019;	APPROVE		
2. To deliberate on the Company Management proposal for the destination of results related to the corporate period ended on December 31, 2019 and distribution of dividends;	APPROVE with qualification (ii)		
3. To elect, for the Board of Directors, by nomination from the controlling shareholder, under terms of Article 32., I of the Corporate Bylaws, one (1) permanent member, in replacement of Mr. Vicente Falconi Campos, to complete his term of office to end at the 2021 Annual Meeting;		REJECT reasoning (iii)	
4. To elect, for the Fiscal Council, two effective and two alternate members by nomination from the controlling shareholder, under terms of Article 50, I and II of the Corporate Bylaws, with term of office to end at the 2021 Annual Meeting, as well as an alternate member by nomination of the preferred shareholders under terms of Article 50, IV of the Corporate Bylaws with term of office to end at the 2021 Annual Meeting;			ABSTAIN
5. To set the aggregate compensation of the Directors, the members of the Company Supervisory Audit Committee and the members of the Audit and Risks Statutory Committee; and		REJECT reasoning (iv)	
6. Change the newspapers in which the Company posts its legal publications.	APPROVE		
Agenda of the 178th EGM	**APPROVE**	**REJECT**	**ABSTAIN**
1. To amend Articles 32, Item II, 36, Item XXII and 50, I of the Company Corporate Bylaws, for adequacy and compliance with Law 13.844 of June 18, 2019.	APPROVE		

Associação dos Empregados da Eletrobrás

STATEMENT OF VOTE

Qualification (ii):

Management has repeatedly affirmed in the media that Eletrobras has no investment capacity. However, in contradiction, it proposes an amount for distribution of dividends referring to 2019 reaching R$ 2,5 billion. It is the highest volume of dividends announced among the companies of the Brazilian electric sector in 2020, and one of the highest amounts ever distributed by the Company. By deliberating for the approval of the distribution of this size to its shareholders, in the midst of the biggest crisis ever suffered by the world economy since the 1930 Great Depression, the Company is indicating that it has sufficient funds to invest and maintain its position in the Brazilian market of electric energy.

Reasoning (iii):

As to the approval to the Eletrobras Board of Directors of Mrs. Lúcia Casasanta, former Director of Compliance up to mid-July 2020, we are expressing our opposition for the following reasons:

- Lúcia Casasanta, in her condition of Chief Compliance Officer, was remiss in her duties, when inputting the appointment of Manoel Arlindo Zaroni Torres, for Board of Directors of Eletrobras, although this gentleman was, at the same time, director of Engie, a French multinational and great competitor of Eletrobras in the electric energy market, in a clear violation of the Law of Conflict of Interest. Such shameful situation was exposed in several newspapers at the time and Zaroni's exit was due to the workers' struggle to oppose it in CVM. The appointment of a director with historical and simultaneous relationship with a competitor of Eletrobras with free access to corporate strategies, marketing data, investments and divestitures exposed the fragility of the company compliance department.

- Lúcia Casasanta, in her capacity of Director of Compliance, was remiss in her duties, when inputting the appointment of Elvira Presta for Chief Financial Officer, since Elvira was, at first, nominated by 3G Radar Gestora de Recursos Ltda. to represent them in the election for the Company´s Board of Directors. After a period as Director, although having wide documentary proof of Elvira's connection with 3G, Elvira was appointed Eletrobras Financial Director, in a clear violation of the Law of Conflict of Interest and good practices of corporate governance. 3G, operated by the multibillionaire owners of AMBEV, substantially increased its shareholding in Eletrobras in the last years, coincidingly in the same period in which there was a professional connected to the Group acting in the Board and then in the Executive Board. Another Director, Vicente Falconi, also had historical ties with the 3G managers, easily seen in this biography and in the biography of AMBEV trio. The appointment of a former director nominated by an investment fund of the national financial elite as Financial Director (to run the Company capitalization plans) shows the lack of care and respect to the good practices of corporate governance, especially when we observe that Fund's huge appetite during this period of strong influence in the Company decision-making nucleus.

STATEMENT OF VOTE

- Lúcia Casasanta, in her condition of Director of Compliance, was remiss in her duties, when inputting the appointment of Director Mauro Cunha in 2019, at the time simultaneously acting in the Eletrobras Board and in the presidency of the AMEC - *Associação de Investidores do Mercado de Capitais* (Capital Market Investors' Association), which represented at the time, 60 local and foreign institutional investors that had orders of investments of about R$ 700 billion in the Brazilian market, in a clear violation of the Law of Conflict of Interest (several AMEC members have shares in Eletrobras and of Eletrobras' competitors in their portfolios). Such situation is so shameful and it was exposed in several media vehicles. The president of AMEC, statutorily, is the spokesperson of the select group's collective interests. This gentleman, surprisingly, was appointed in vacancy of the Federal Government, although the AMEC Corporate Bylaws at the time defended the interests of shareholders not integrating the controlling block, many times in detriment of the controller's position. AMEC received funds from its associates to defend their interests, and 3G is also an associate of AMEC We understand that the Eletrobras Compliance Department was remiss by not observing these conflicts in the vetting made of each candidate, which could be identified in a 10-minute search on the Internet.

- Lúcia Casasanta, in her condition of Director of Compliance, was remiss in her duties when failing to observe eventual conflicts of interest in retaining the BTG to make valuation of Eletrobras divestiture assets, although, at the time, Eletrobras had Elena Landau in the composition of its Board (Elena Landau played a key role in Eletrobras' Board in Temer Administration, bearing mind that PSDB formed the supporting base of President Temer and had a lot of space in the electric sector and Petrobras) and Pérsio Árida acting in BTG. Additionally, BTG had a high volume of shares of electric energy generation companies operating in the Brazilian Territory (which can be verified in a 5-minute search on the Internet), retained to assess the Eletrobras generation and transmission assets (SPE's), in a clear demonstration of conflict of interest and risk of access to inside information.

- Lúcia Casasanta, in her condition of Chief Compliance Officer, was remiss in her duties when Eletrobras, at the time of the Temer Administration, retained an advertising agency to build a negative image of the Company and facilitate its privatization, in an attitude that deeply offended Eletrobras' employees and showed that the compliance area oscillates with the winds.

- Lúcia Casasanta, in her condition of Chief Compliance Officer, was remiss in her duties in relation to Eletrobras' publicity and ads massively made in websites that reproduce fake news in the Bolsonaro Administration, such scandal being recently exposed by all the media vehicles.

- Lúcia Casasanta, in her condition of Chief Compliance Officer, was remiss in relation to the appointment of political indication for the Board of Itaipu Binacional, that is, some former

STATEMENT OF VOTE

representatives with little experience in the Brazilian electric sector and who worked to privatize Eletrobras in the Temer Administration. The appointment of a CEO of a large private trader of energy to be part of the Itaipu Board in the years prior to the discussion of the Binational Treaty is another situation that brings shame to Eletrobras' workers.

- We understand that it is an extremely poor practice of corporate governance to see a former director, in the same month in which she resigns from her position, becoming a board member. A board member, according to Item XVII of Article 36 of the Company Corporate Bylaws, has the duty to examine, at any time, Eletrobras' books and records, as well as requesting information on contracts signed or about to be entered and on any other acts. Thus, a board member can investigate management acts, being inconsistent that a former director would be a board member.

- We understand that it is an extremely poor practice of corporate governance to see a former director, in the same month in which she resigns from her position, becoming a board member, as she will play the role, in 2021, of approving the Executive Board accounts (Item XX of the Corporate Bylaws), deliberating on the Internal Audit duties (Item XXIII) which can injure and compromise the autonomy of ongoing investigations or those which still can be carried out. It should be mentioned that the current auditor was a direct report to Director Casasanta.

- We understand that it is an extremely poor practice of corporate governance to see a former director, who, for a very long time, exercised the direct command over more than 50 employees of the Compliance Department (among managers and professionals), to continue exercising influence over her former team in her capacity of board member, which could affect the area autonomy.

Although we recognize that she is an ethical professional with experience in the capital market, we understand that the Meeting should analyze the issue with greater care, given the facts narrated herein.

Lúcia Casasanta is very close to CEO Wilson Ferreira Pinto Junior (they worked side by side for several years) which inhibits the Board's Independence in relation to management, such governance practice being extremely poor.

For these reasons, AEEL is against the election of Mrs. Lúcia Casasanta to the Board.

Reasoning (iv):

According to Article 98 of Decree 9,745/19, SEST is the body responsible for manifesting on the compensation of the directors of the state-owned companies and instruct the Federal Government's vote in their general meetings; thus, the Meeting has no legitimacy to set up such compensation.

Associação dos Empregados da Eletrobrás

STATEMENT OF VOTE

We would suggest that the variation of the directors' compensation should be the same applied to the compensation of workers in the ACT 2019/20.

We are requesting that a copy of these MINUTES be forwarded to the Comissão de Valores Mobiliários (CVM), the Ministry of Mining and Energy, the Federal Audit Court, the President of the Senate, the President of the House of Representatives among other controlling institutions.

Thus, we hereby ratify the request that this VOTE SHOULD APPEAR IN THE MINUTES OF THIS AGM.

Rio de Janeiro, July 29, 2020.

Shareholder's Name: **ASSOCIAÇÃO DOS EMPREGADOS DA ELETROBRAS – AEEL**

CNPJ nº 28.015.840/0001-47

Email : aeel@aeel.org.br

C.C.: CVM, MME, TCU, President of the Senate and President of the House of Representatives.

BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I
Name, Organization, Headquarters and Social Object

Art. 1 Centrais Elétricas Brasileiras S.A. – Eletrobras is a mixed capital corporation, established in accordance with the authorization provided by Federal Law 3,890-A, dated April 25, 1961 and governed by the present Bylaws.

Art 2 Eletrobras, as a company indirectly governed by the public Federal Administration, shall be ruled by Law 3,890-A, of 1961, and by Law 13,303, of 2016 and its rules, by the specific legislation for corporations (sociedade por ações), and by special dispositions of federal laws, when applicable, and by the present Bylaws.

Sole paragraph. The company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions of the Corporate Governance Level 1 Listing Regulations of BM&FBOVESPA (the "Level 1 Regulations").

Art 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, constituted for an indefinite period and will operate directly or through its subsidiaries or companies with which it may become associated, and the company may also open offices in Brazil and abroad in order to further its social object.

§ 1 Eletrobras, directly or through its subsidiaries, or controlled companies, may participate, with or without allocation of funds, in the establishment of consortia or participate in companies, with or without major participation in Brazil or abroad, for the direct or indirect production, transmission or distribution of electricity.

§ 2 The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled companies, in order to achieve the objective set out in paragraph one of this article, is subject to the approval of at least 2/3 of all members of the Board of Directors.

§ 3 For the purposes of the participations mentioned in the first paragraph, Eletrobras will be responsible for raising the funds that are necessary for the performance of its social object as well as those of its subsidiaries or controlled companies, and it may delegate such activity to them, subject to the provisions under the Policy of Responsibilities.

§ 4 Any subsidiaries that Eletrobras might establish, subject to prior legal authorization, will be subject to the general principles of Law 3,890-A, of 1961.

§ 5 The subsidiaries will follow the administrative, financial, technical and accounting rules established by Eletrobras.

§ 6 The representatives from Eletrobras in the management of the companies, subsidiaries or not, in which Eletrobras participates, will be chosen by the Board of Directors, according to criteria established under the law, these bylaws or the Policy of Appointment of companies of Eletrobras.

Art. 4 The corporate purpose of Eletrobras is:

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and the distribution of electric energy, as well as to enter into company transactions in connection with these activities, such as the trading of electric energy;

II - to cooperate with the Ministry to which it is subject, in order to establish the country's energy policy;

III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by Eletrobras;

IV - to provide guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;

V - to promote and support research of its business interest in the energy sector, connected to the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

VI - to contribute to the training of the technical personnel required by the Brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel;

VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.

VIII - to participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may be of interest to the electric energy sector; and

IX - to participate, according to on-going legislation, in programs designed to increase the usage of alternative sources of electric power generation, in addition to the rational use of power and the implementation of smart power networks.

CHAPTER II

Obligations

Art 5 Eletrobras, according to the applicable legal provisions, shall, among other obligations:

I - operationalize programs for the furtherance of the universal access to electric energy;

II - guide its efforts by the sustainability of the economic, financial, social and environmental balance in the business operations and opportunities;

III - support the activities connected to the furtherance and encouragement of the national industry of materials and equipment earmarked for the electric energy sector, by means of the operation of CEPEL - Center for Studies and Research on Electric Energy;

IV - develop programs, projects, and activities of furtherance and guidance of consumers, aiming at the efficient use of energy;

V – prepare and publish the Code of Ethics and Conduct of Eletrobras companies, in accordance with the company's principles and values, as well as the applicable laws;

VI - follow the Compliance Program of Eletrobras companies;

VII – follow and make its controlled companies follow the requirements of transparency provided for under the applicable laws; and

VIII - act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies and the United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. §78-dd-1, et seq., as amended), hereinafter referred to as FCPA, and Law no. 12,846/2013, as well as any applicable anti-bribery and anti-corruption laws, or any other laws, rule or regulation of similar purpose and effect,

refraining from adopting any practice that may be forbidden for legal persons subject to FCPA and the Brazilian anti-corruption laws.

Art 6. Eletrobras shall take all applicable measures for its managers, agents, employees and any other people acting on its behalf, as well as of its controlled companies, managers, agents, employees and any other people acting on behalf of the latter, to proceed in accordance with the provisions under the Code of Ethics and Conduct of Eletrobras Companies, FCPA, and the Brazilian antibribery laws.

CHAPTER III

Capital, Shares and Shareholders

Art. 7. The capital stock is R$ 39,057,271,546.52 (thirty-nine billion fifty seven million two hundred seventy one thousand five hundred and forty six reais and fifty two cents), divided into 1,288,842,596 (one billion, two hundred and eighty eight million, eight hundred and forty-two thousand, five hundred and ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) preferred class A shares and 279,941,394 (two hundred seventy nine million nine hundred and forty one thousand three hundred and ninety four) class B preferred shares, all without nominal value.'

Art 8. Eletrobras' shares shall be:

I - common, under nominative form, entitled to vote; and

II - preferred, under nominative form, not entitled to vote at Shareholders' Meetings;

§ 1 Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed for this purpose.

§ 2 Whenever a transfer of ownership of shares occurs, the financial institution with which they are deposited may collect from the assigning shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to the maximum rates established by the Brazilian Securities and Exchange Commission (CVM).

Art 9. Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and in the distribution of dividends.

§ 1 Preferred Class "A" shares, which are those subscribed until June 23, 1969, and bonus shares resulting from such shares, shall receive priority in the distribution of dividends, of eight percent over the capital belonging to that type and class of shares, to be equally divided between them.

§ 2 Preferred class "B" shares, which are those subscribed after June 23, 1969, shall receive priority in the distribution of dividends, at six percent over the capital belonging to that type and class of shares, to be equally divided between them.

§ 3 Preferred shares shall participate, on equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, subject to the following paragraph.

§ 4 Preferred shares shall be entitled to receive dividends, per share, of at least ten per cent above the dividend paid to each common share.

Art 10. Eletrobras' capital increases shall be implemented by means of public or private subscription and incorporation of reserves, and any resources obtained shal be capitalized in accordance with the laws in force at the time.

§ 1 When capital increases take place, all shareholders of Eletrobras shall have preemptive rights proportional to their equity interest, and the Federal Government shall subscribe for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

§ 2 Eletrobras may effect any capital increase, by means of subscription of shares or conversion of bonds or share credits, provided it maintains the limit of 2/3 of preferred shares in relation to the total issued shares.

Art 11. The payment for shares shall comply with terms and regulations stipulated by the Board of Directors of Eletrobras.

Sole paragraph. Any shareholder who does not make payment in compliance with the terms and regulations set forth in this article shall be legally liable for the payment of any index adjustment, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated on the overdue installment.

Art 12. Eletrobras may issue multiple share certificates.

§ 1 Any grouping or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which cannot exceed the costs incurred, shall be paid by such shareholder.

§ 2 The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force at the time.

Art 13. Eletrobras may issue non- convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.

Art 14. Eletrobras, after deliberation by the Board of Directors, may purchase its own shares for cancellation, or maintenance in Treasury and further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Art 15. The redemption of shares of one or more classes may be effected according to the resolutions of the Extraordinary Shareholders' Meeting, not dependent upon approval by a Special Shareholders' Meeting, according to the types and classes in question.

CHAPTER IV

Shareholders' Meeting

Art 16. The Ordinary Shareholders' Meetings shall be held within the four months immediately following to the close of the fiscal year, at an hour and on a date previously set, for:

I - the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements;

II - resolutions about the use of the net profit for the fiscal year and the distribution of dividends; and

III - election and dismissal of the members of the Board of Directors of Eletrobras and the Fiscal Council, and fixing the remuneration of the managers and members of the Fiscal Council and Audit and Risk Committee, in accordance with applicable legislation.

Art 17. Besides the instances provided for in the applicable laws, the Shareholders' Meeting shall meet whenever the Board of Directors of Eletrobras deems it advisable and, specifically, decide about the following matters:

I - the assignment of all or any part of its shares in the share capital of Eletrobras or its subsidiaries;

II - capital change;

III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;

IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;

V - the sale of debentures convertible into shares owned by Eletrobras, issued by its subsidiaries;

VI - the issue of any other titles (títulos) or securities, in Brazil or abroad;

VII - any splitting, merger or incorporation, dissolution and wind-up of the company;

VIII - any exchange of shares or other securities;

IX - exchange of shares of one or more classes, independently of approval by the Special Shareholders' Meeting of the types and classes in question.

X – reform of the Bylaws;

XI - authorization for the company to bring suit to enforce civil liability on the managers for loss caused to its assets;

XII - election and dismissal, at any time, of liquidators, taking their accounts into consideration; and

XIII – evaluation of the assets of the shareholder to be considered for share in the social capital.

§ 1. The minimum time period between the first announcement of the Shareholders' Meeting and the date of the meeting shall be 15 days and 8 days for the second notice.

§ 2 The General Shareholders' Meeting may only deliberate on the agenda business, referred to in the respective notice of meeting, precluding the approval of general subjects.

§ 3 The deliberations of the Shareholders' Meeting shall be carried out by majority votes, except for those requiring qualified quorum, being the vote of each individual representative proportional to the shareholding participation in the company's share capital.

§ 4 The deliberations of the General Shareholders' Meeting shall be booked in the minutes, and may be summarized.

§ 5 - The declaration of vote can be registered if the shareholder representative so decides.

§ 6 Any shareholders abstaining from voting must be registered in the minutes and in the disclosure document of the Shareholders' Meeting.

§ 7 The Board of Directors shall be responsible to deliberate on the convening of the Shareholders' Meeting. The Fiscal Council and shareholders shall be responsible in the cases provided for under the law.

§8º The chair, conducting the proceedings of the Shareholders' Meeting shall consist of the Chief Executive Officer of Eletrobras or his substitute and a secretary, chosen from among those present.

Art 18. The public notice shall state that the presence of the shareholders at the General Meeting is conditioned upon compliance with the requirements established by the law for this purpose.

Art 19. Shareholders may be represented by a proxy at the Shareholders' Meetings, in accordance with the provisions of article 126, of Law 6,404 of 1976.

§ 1 The documents evidencing the condition of shareholder and his representation shall be delivered at the office of Eletrobras, according to the notice of meeting, up to 72 (seventy-two) hours before the Shareholders' Meeting is held.

§ 2 Will be admitted to the General Shareholders Meeting all shareholders who attend with the full documentation needed to the participation in the Meeting

§ 3 The recognition of signatures of the instrument of mandate is not required for non-resident shareholders and holders of depositary receipts, and the proxy may be deposited at Eletrobras' head-office within seventy-two hours prior to the the day scheduled for the Shareholders' Meeting.

§ 4 The representation of the Federal Government at the Shareholders' Meetings will be made according to the applicable federal law.

§ 5 Eletrobras shall facilitate the remote participation and voting, in accordance with the Instruction of the Securities Commission – CVM.

CHAPTER V

Management

Art 20. The management of Eletrobras, in accordance with these Bylaws and legislation in force, is the responsibility of the Board of Directors and the Board of Executive Officers.

Art 21. The exercise of the functions of the management of Eletrobras is reserved for Brazilian individuals, with members of the Board of Executive Officers having to be resident in the country, and depending on the law, the same may be required for other management positions

§ 1 The minutes from the Shareholders' Meeting, or meeting of the Board of Directors, which had elected, respectively, directors and executive officers, should state the qualifications of each member and their mandate period, and if so required by law, such additional requirements as the law prescribesirements, which will be filed at the head-office.

§ 2 The requirements shall be evidenced in documentation, resorting to the information referred to in standardized form, approved by the Office of Coordination and Governance of State-owned Companies.

Art 22. The investiture into the management office of Eletrobras shall follow the conditions imposed under the applicable laws, as well as those under the Policy of Appointment of Eletrobras companies.

§ 1 Whenever the Policy of Appointment intends to impose requirements additional to those established under the applicable laws onto the Eletrobras' Directors, such requirements shall be forwarded for deliberation of the shareholders, at General Shareholders Meeting.

§ 2 In addition to the conditions for the investiture referred to in the head provision of this Art, the nominee for the officer's position, in addition to the Chief Executive Officer, should have:

I - professional experience of at least 5 (five) years in the position or assignment, directly connected to the main theme of the Executive Board.

Art 23. Officers shall not discuss subjects that conflicts with their interests or the interests of third parties under their influence, in accordance with the terms of article 156 of Law 6,404 of 1976. In this case, an officer must declare such interest and refrain from discussing the subject.

Art 24. The members of Board of Directors and Executive Officers will take office after signing their investiture, undersigned by the Chief Executive Officer and by the director or executive officer that took office, at the minute book from the Board of Directors of Eletrobras, or the Board of Executive Officers, as the case may be.

§ 1 In the event that the CEO of Eletrobras is the one who takes office, the State Minister to whom Eletrobras is linked shall also sign the term of investiture.

§ 2 In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, unless a justification is accepted by the office to which the member has been appointed.

§ 3 The investiture must contain, subject to becoming null, the indication of at least one address at which the officer will receive process for administrative and legal proceedings regarding their management, which shall be deemed accomplished by means of delivery at the indicated address, which can only be changed by written notification to Eletrobras.

§ 4 Taking office of the Board of Directors and the Board of Executive Officers is subject to the signing the Management Consent Form (Termo de Anuência dos Administradores), pursuant to the Level 1 Regulation as well as the applicable legal requirements.

Art 25. Each management board member shall, before entering and leaving office, submit an annual statement of assets to the company, the Public Ethics Committee of the Presidency of the Republic – CEP/PR and the Audit Court.

Art 26. The term of management of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.

§ 1 For the deadlines set forth at the start of Arts 32 and 42, the previous periods of management or performance occurred within less than 2 (two) years will be considered.

§ 2 Once the maximum management deadlines set forth at the start of Arts 32 and 42 are reached, the return of the member of the Board of Directors or of the Board of Executive Officers may only occur after a period equivalent to a term of management.

§ 3 For the purposes of the provisions of the head provision of Art 42, the appointment of a director to serve on another executive board of Eletrobras is not considered as a reinstatement.

Art 27. The elected directors shall participate, in the inauguration and annually, in the specific training on corporate and capitals market laws, disclosure of information, internal control, code of conduct, Law 12,846/2013, and other subjects connected to the activities of Eletrobras.

Sole paragraph. It is hereby forbidden to reinstate a manager who does not participate in any annual training provided by the company over the last two years.

Art 28. The Board of Directors of Eletrobras and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the directors and executive officers present at the meetings.

§ 1 Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.

§ 2 The Board of Directors of Eletrobras shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.

§ 3 It is the responsibility of the Chairman of the Board of Directors and the Chief Executive Officer or the majority of the members of each committee of the company`s management, to call, extraordinarily, the meetings of Board of Directors of Eletrobras and of the Board of Executive Officers.

§ 4 The Chairman of the Board of Directors and the Chief Executive Officer are entitled, besides their personal votes, to a casting vote in connection with decisions of Board of Directors of Eletrobras and resolutions of the Board of Executive Officers.

Art 29. Members of the Board of Directors and the Board of Executive Officers shall be responsible, under the terms of the applicable laws, individually and collectively, for the acts performed by them and for the damages caused by them to the company.

§ 1 Eletrobras will provide defense for the members and ex-members of the Board of Executive Officers and Board of Directors in judicial and administrative suits against them relating to behavior performed while in office, provided it is not incompatible with the company's interests.

§ 2 The benefit provided in the first paragraph of this article shall apply, as appropriate, to the Audit and Risk Committee, to the occupants and former occupants of positions of trust and other employees regularly invested with the powers delegated to the managers.

§ 3 Benefits as mentioned shall comply with terms established by the Board of Directors, following consultation with the legal department of Eletrobras.

§ 4 Eletrobras can enter into a Directors & Officers Liability (D&O) insurance policy, in the form and with coverage as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, in favor of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable judicially or administratively.

§ 5 If any of the members are convicted, and not allowed to appeal further in respect to company´s Bylaws or deriving from an act with deceitfulness or guilt, such member shall reimburse Eletrobras the total costs and expenses deriving from defense procedures as mentioned within the 1st and 2nd paragraphs, besides any reputational damages to the company.

Art 30. The managers of Eletrobras who may come up with salary advantages without provision or in noncompliance with the provisions of the employment contracts, staffing and compensation plan, collective bargaining agreement, or the applicable laws, shall be held liable for the damage caused to the company, based on the head provision of Art 29 hereof.

Art 31. The maximum limit of participation of a Director in the Board of Directors and/or Fiscal Council may not surpass 5 (five) in number, taking into account the Eletrobras' one, in accordance with the compensation limit.

Sole paragraph. The paid participation of members of the federal public administration, directly or indirectly, in more than 2 (two) collegiate bodies of state-owned companies, including the Boards of Directors and Fiscal Council and the Audit Committees, is forbidden.

CHAPTER VI

Board of Directors

Art 32. The Board of Directors shall consist of 11 (eleven) members, elected by a Shareholders' Meeting, which shall appoint the Chairman among them, with a unified term of office of 2 (two) years, with a maximum of 3 (three) consecutive renewals, constituted by:

I - seven members appointed by the Minister of Mines and Energy among which at least two must meet the conditions set forth in art. 25 of Law 13,303/2016 and in art. 39 of Decree No. 8,945/2016;

II - one director appointed by the Minister of Economy, according to the applicable law;

III - one director elected by a separate voting during the Shareholders' Meeting, by the minority holders of the common shares, issued by Eletrobras, with applicants meeting the requirements of Law 13,303/2016;

IV - one director elected by a separate voting during the Shareholders' Meeting, except for the controlling shareholder, holders of the preferred shares issued by Eletrobras, representing at least

ten percent of the capital. Such calculation excludes the shares held by the controlling shareholder, and applicants should meet the requirements of Law 13,303/2016; and

V - one director elected representing the employees, chosen by direct vote of his peers among the employees in an election organized by the company in conjunction with the unions that represent them under the applicable law.

§ 1 The right to vote set out in item IV above, is reserved for preferred shareholders who prove uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders' Meeting.

§ 2 The director representing the employees, provided for in item V, will not participate in discussions and deliberations on subjects involving labor relations, compensation, benefits and advantages, including subjects of pension and health care, cases in which there is a conflict of interests.

§ 3 The matters that imply conflicts of interest, as provided for in § 2 above, shall be deliberated on a special meeting, without the attendance of the director representing the employees, who shall have access to the minutes of the meeting and the documents connected to the deliberations, over the term of up to 30 days.

§ 4 The Board of Directors shall include at least 30% (thirty percent) of the independent members, respecting a more strict independence criteria, in case of divergence between the rules of Law 13,303, from July 30, 2017, and the Statute of the Highlight on State Governance Program of Brasil, Bolsa, Balcão S.A. (B3).

§5 The Ministry of Mines and Energy shall indicate the independent members of the Board of Directors referred to in §4 of this article, in case the other shareholders do not do so.

Art 33. It shall be incumbent upon the Board of Directors to set fundamental management guidelines, at the initiative of its members, or to propose to the Board of Executive Officers, for the purposes of examination and deliberation, as well as the superior control of Eletrobras and subsidiaries, for oversight of compliance with guidelines established by it, monitoring the implementation of approved programs and verifying the results obtained.

§ 1 The Board of Directors will meet at least once a year without the presence of the Chief Executive Officer, including for approval of the Annual Plan of Internal Audit Activities – PAINT and Annual Report of Internal Audit Activities – RAINT.

§ 2 The Board of Directors will meet at least twice a year with the presence of external auditors.

Art 34. The monthly remuneration owed to the members of the Board of Directors shall surpass ten percent of the average monthly compensation of officers, except for the amounts connected to the vacation premium and benefits, and the payment of interest in the company's profit of any type is hereby forbidden.

Sole paragraph. The members of the Board of Directors shall have its commuting and lodging expenses reimbursed whenever they reside out of the city of meeting, and only the commuting when they reside in the city.

Art 35. In addition to the cases provided for under the law, a position will be vacant when the member of the Board of Directors fails to attend two consecutive meetings, or three non-continuous meetings, over the 12 (twelve) meetings without a reason.

Art 36. In the exercise of the duties appurtenant to the Board of Directors, without prejudice to the assignments provided for in the applicable laws:

I - decide on the organization of subsidiaries or the termination of the participation of Eletrobras in such companies;

II – decide on the association, directly or through subsidiary or controlled companies, with or without the allocation of resources for setting up consortia or participation in companies, with or without control, in Brazil or abroad, which are intended directly or indirectly to explore the production, transmission or distribution of electricity under a concession, authorization or permit;

III – deliberate on the shareholders' agreements to be executed by Eletrobras, its subsidiaries or controlled companies, before its execution, abiding by the applicable laws;

IV - define the policy for granting loans and financing, not permitting loans to managers, members of the Fiscal Council, employees and majority shareholder;

V - state its position about the acts approve the contracts in accordance with the applicable policy of responsibilities, undertaking, among such acts or contracts, without limitation, the responsibility for the granting of financing to utility electric energy companies under its control, and for the entry into loans in Brazil and abroad;

VI – approve, abiding by the policy of responsibilities, the granting of guarantee for loans or financings signed domestically or abroad, by subsidiaries or not, where it holds interest;

VII- to approve, in accordance with the policy of allocations, the contracting of loans or financing, in the country or abroad, of controlled companies;

VIII - decide on the organization of technical-scientific research entities which are of interest to Eletrobras in the energy power sector, as well as the granting of loans and guarantees to those under its control;

IX - to call a Gneral Meeting, in the circumstances stipulated by Law 6,404 of 1976, or whenever it deems convenient;

X - determine the distribution of functions among the members of the Board of Executive Officers, abiding by the assignments established under these Bylaws;

IX - propose to the General Meeting a capital increase, issuance of shares, subscription bonds and debentures of Eletrobras, except for those described in item XII;

XII - authorize the acquisition of shares issued by Eletrobras, to be canceled or held in treasury for subsequent sale, and to decide on the issuance of non-convertible titles and simple debentures, not convertible in shares;

XIII - decide on the negotiation of shares or debentures;

XIV - authorize the sale of permanent assets and the creation of real property liens, abiding by the Policy of Responsibilities with respect to the disposal of real property;

XV - deliberate on the making and acceptance of donations, with or without charges, abiding by the provisions in the Compliance Manual and the Code of Ethics and Conduct of Eletrobras' Companies, as well as the Policy of Responsibilities;

XVI - choose and remove officers of the company and supervise their management;

XVII - appraise, at any time, the books and documents of Eletrobras, as well as to request information about the contracts executed or close to be executed and on any other acts;

XVIII – implement and supervise the systems of management of risks, internal controls and compliance established for preventing and mitigating the main risks to which Eletrobras and its controlled companies is exposed, including the risks connected to the integrity of accounting and financial information and those connected to the event of bribery or fraud;

XIX - analyze, at least quarterly, the interim balance sheet and other financial statements, without prejudice to the activities of the Fiscal Council;

XX - approve management's reports and internal controls, as well as those of the Board of Executive Officers;

XXI - select and dismiss the independent auditors and also select and dismiss the financial institution which will be responsible for the custody of Eletrobras' shares in deposit accounts, in the name of their respective owner, in book entry form, without the issuance of certificates, according to the 1st paragraph of article 8 hereof;

XXII – deliberate on the appointment and dismissal of holders of the Internal Audit, after approval of the Office of the Federal Controller General, Ombudsman's Office, and Governance Office;

XXIII - deliberate on the assignments and operations of the Internal Audit, Ombudsman's Office, and Governance Office;

XXIV – deliberate on the proposals for implementation of remedial measures, or those connected to the improvement of procedures and routines, as a result of the analysis of the statements received by the Ombudsman's Office;

XXV - request periodical internal audit about the activities of the entity of supplementary social security that manages the plan of company's benefits;

XXVI - establish the fundamental guidelines of the administrative organization of Eletrobras;

XXVII - select, abiding by the requirements of the Policy of Appointments in force, the Eletrobras' representatives in the management of either subsidiaries or not, associations and foundations, in which it participates, being appointed for those functions, preferably, company's employees or from subsidiaries;

XXVIII – prepare, change and approve its Internal Rules, observing the rules on composition and competence set forth in these Bylaws and in the current legal norms;

XXIX - decide on the declaration of interim dividends and on the payment of interest on capital, at the proposal of the Board of Executive Officers, in accordance with the provisions of art. 47, item XIII, hereof;

XXX - grant vacation or leave to the Chief Executive Officer;

XXXI – approve the personal regulation and establish the number of functions of trust of the top management of Eletrobras, pursuant to item II of art. 62 hereof, as well as those of the controlled companies;

XXXII – approve the maximum quantity of personnel and the performance of competitive civil-service examination for Eletrobras and controlled companies;

XXXIII - approve the Strategic Planning and Master Plan of Business and Management, and amendments;

XXXIV – approve the annual budget of Eletrobras and controlled companies, which shall be prepared to meet the Strategic Planning and Master Plan of Business and Management of each company;

XXXV - approve the signing of the Corporate Performance Goals - CMDE, through which the controlled companies of Eletrobras undertake to comply with the strategic guidelines defined therein, in order to meet the goals and outcomes established by the parent, as well as the policy of consequences applied to Eletrobras and its controlled companies, following up its effective fulfillment;

XXXVI – approve the policies and guidelines on the transactions and executions of electric power purchase contracts of Eletrobras and its controlled companies, as well as its statements regarding lawsuits in the Electricity market, following the provisions under Item V of this article;

XXXVII – approve the investment projects of Eletrobras and its controlled companies, according to the applicable Policy of Responsibilities;

XXXVIII – approve the policy of transactions with related parties, in compliance with the requirements of competitiveness, compliance, transparency, equity and interchangeability, which shall be reviewed at least annually;

XXXIX – assess the performance, either individual or collective, at least once a year, of the directors and members of the Committees, under the terms of the applicable laws;

XL - decide on the creation, operation, and termination, according to the Bylaws, of Committees to Support the Board of Directors for further discussion of strategic studies, as well as to elect and dismiss its members, in accordance with the applicable laws;

XLI – approve a Policy of Appointment that establishes the minimum requirement for appointment of the members of the Board of Directors, Fiscal Council and Board of Executive Officers, at the companies where Eletrobras and controlled companies participate, in addition to foundations, associations and pension funds;

XLII - establish the policy of disclosure of information of Eletrobras;

XLIII - approve and inspect the fulfillment of targets and specific results to be met by the members of the Board of Executive Officers;

XLIV - carry out annual analysis with respect to the fulfillment of targets and outcomes under the Master Plan of Business and Management and Strategic Plan, and should publish its conclusions and report them to the Audit Court (Tribunal das Contas da União) and the House of Representatives and the Senate (Congresso Nacional), under the terms of the applicable laws;

XLV - discuss, approve and follow up the decisions that underlie corporate governance practices, relationship with stakeholders, policy of management of people and code of conduct of agents under the scope of Eletrobras and the respective guidelines of its controlled companies;

XLVI – approve the policy of responsibilities;

XLVII – make clear its position on the proposals to be subject to deliberation of shareholders under a meeting;

XLVIII - approve the Policies of Compliance and Management of risks, Dividends, and Shareholdings, as well as other general policies of the company;

XLIX - undersign the Annual Letter, stating the commitments to meet goals of public policies;

L - approve the Regulation governing competitive bidding;

LI- state its position about the report submitted by the Executive Board of Officers resulting from the internal audit on the activities of the entity of supplementary social security;

LII- state its position about the compensation of the members of the Executive Board and the participation in the company's profit;

LIII - authorize the establishment of subsidiaries, as well as the acquisition of minority interest in the company; and

LIV - establish policy of spokespersons aiming at eliminating the risk of contradiction between information from several areas and those of the executives of the company; and

LV - to decide on cases not provided for in these Bylaws.

§ 1 The quantities of positions of trust of the higher administration of Eletrobras and the maximum amount of personnel, approved by the Board of Directors, under the terms of Items XXXI and XXXII of this article, shall be subject, under the terms of the law, to the approval of the Office of Coordination and Governance of the State-owned Companies – SEST.

§ 2 The obligation of the publication referred to under Item XLIV shall not be imposed with regard to information of strategic nature that, if disclosed, may jeopardize the interest of the company.

§ 3 The minutes of meetings of the Board of Directors of Eletrobras will be filed with the Trade Registration (Registro do Comércio) and the minutes containing decisions having effects on third parties will be published.

Art 37. The Board of Directors, in each fiscal year, shall submit, to the decision of the Ordinary Shareholders' Meeting, the management report, and the financial statements, as well as the proposal for the distribution of dividends and the application of surplus values, attaching its opinion and the opinion of the Fiscal Council, pursuant to item XIII of art. 47, and the certificate of the independent auditors.

Art 38. In the event of a vacancy in the office of Chairman of the Board of Directors, a substitute shall be elected, in the first meeting of the Board of Directors, remaining in the office until the next General Meeting.

Art 39. In the event of a vacancy in the office of a director, the substitute shall be appointed by the remaining directors and shall act until the first General Meeting, according to article 150 of Law 6,404 of 1976.

Sole paragraph. The chosen director shall finish the mandate of the replaced director.

Art 40. The Board of Directors shall rely on the support of the Audit and Risk Committee and the Committee of Management, People and Eligibility.

§ 1 The committees referred to in the head provision of this Art shall have its operating rules established under their respective bylaws, according to Law 13,303/16 and other applicable laws.

§ 2 The assignments of the Audit and Risk Committee that are in charge of the Audit Committee, as provided for under Law 13,303/16 and its regulation, may cover the subsidiaries of Eletrobras.

§ 3 The Audit and Risk Committee, which is permanent, shall consist of at least 3 members and a maximum of 5 members, and shall observe the conditions imposed by applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE").

§ 4 The compensation of the Audit and Risk Committee shall be set at a Shareholders' Meeting at an amount not smaller than the compensation of the fiscal board members.

§ 5 The members of the Board of Directors which hold a position in the Audit and Risk Committee of the company shall decide whether or not a compensation will be established for members of such Committee.

§ 6 The assignments of the Committee of Management, People and Eligibility which are charged with the Eligibility Committee and provided for under Law 13,303/16 and its regulation, may cover the companies where Eletrobras is direct and indirect participant.

Art 41. In addition to the committees referred to in the previous article, the Board of Directors may create other committees to support decision-making, under the terms of Item XL of Art 36.

Sole paragraph. The rules for the function of the committees referred to in the head provision of this article shall be established in their own internal rules, without prejudice to the applicable laws.

CHAPTER VII

The Board of Executive Officers

Art 42. The Board of Executive Officers shall be composed of the President and up to 06 (six) officers, with the minimum of 03 (three) members, all of them elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive renewals being permitted.

Sole paragraph. The Chief Executive Officer – CEO of Eletrobras will be chosen from among the members of the Board of Directors. The same person cannot occupy the position of CEO of the company and Chairman of the Board of Directors.

Art 43. The general management of Eletrobras shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.

§ 1 The Chief Executive Officer and executive officers may not exercise management, administrative or consulting functions at private sector companies, electric energy public concessionaires or em private companies that are in any way connected to the electricity sector, except in subsidiaries, controlled companies, specific purpose entities and concessionaires under control of the states in which Eletrobras holds a participation, where they can hold positions on the board of directors and fiscal council, subject to the provisions of Law No. 9,292 of July 12, 1996 regarding the right to receive compensation.

§ 2 A condition precedent for the investiture in an executive board office is the undertaking of commitment with specific goals and results, which shall be accomplished as approved by the Board of Directors.

Art 44. The members of the Board of Executive Officers cannot be absent from their office for more than thirty consecutive days, except in the case of holidays or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of removal from their office.

§ 1 The granting of vacation or leave of absence for up to 30 (thirty) days to the executive officers will be subject to approval by the Board of Executive Officers, except as provided in item XXX of art. 36 hereof.

§ 2 In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established by the other members, provided, however, that such substitute is not a member of this Board, except for the CEO, whose substitute shall be appointed among the other officers by the Board of Directors.

§ 3 If a vacancy definitively occurs in the Board of Executive Officers, the same criteria from the previous paragraph shall be applied in order to replace the executive officer who will resign from the company, until the next Board of Directors of Eletrobras meeting appoints a substitute to occupy the vacant office during the remaining term of office of the substituted member.

Art 45. The Chief Compliance Officer shall be chosen by means of a list of three applicants, defined by a company specializing in the selection of executives.

§ 1 The integrity area may report directly to the Board of Directors in situations in which there is alleged involvement of the company's CEO in irregularities or when he fails to take the necessary measures with respect to the situation reported.

§ 2 In the situations referred to in the previous paragraph, the subject shall be addressed without the presence of the company's CEO.

Art 46. The Board of Executive Officers shall not be allowed to perform the activities standing as conflict of interest, abiding by the manner and term established in the applicable laws.

§ 1 After the term of office, a former member of the Board of Executive Officers who is impeded may receive an indemnity equivalent to the fee set per month for the position he held, abiding by the paragraphs 2 and 3 of this article.

§ 2 An impediment shall depend on the positioning by the Commission of Public Ethics of the Presidency of the Republic.

§ 3 A compensation will not be owed to a former member of the Board of Executive Officers who returns before the impediment and takes up the duties in the public or private administration office he was assigned before his investiture, provided that there is no conflict of interests.

Art 47. The Board of Executive Officers, in the exercise of its rights and duties shall, specifically:

I – prepare and submit, to the Board of Directors, the fundamental guidelines of administrative organization of Eletrobras, as well as approve the referral of other subjects under the jurisdiction of the mentioned Board;

II – submit, until the last shareholders' meeting of the Board of Directors of the previous year, the master plan of business and management for the next annual year, as well as the long-term strategy adjusted with the analysis of risks and opportunities for, at least, the next 5 (five) years;

III - manage Eletrobras, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, decide on acts and approve contracts in accordance with the applicable policy of responsibilities, including, among them, but not limited, the granting of financings for electric energy public utility companies under its control, and the entry into loans in Brazil or abroad;

IV - establish administrative, technical, financial and accounting rules for Eletrobras;

V - prepare the budgets of Eletrobras, to meet the strategic plan and the multiannual plan of business and investments;

VI - approve changes in the organizational structure of management boards and those of its controlled companies of Eletrobras, including, for the latter, the creation, termination and operation of committees which are linked to it;

VII - submit to the Board of Directors for approval proposals about the plans that provide for the admission, career, access, benefits and discipline of the employees of Eletrobras;

VIII - approve the names indicated by the executive officers to occupy places directly under their control;

IX - issue an opinion in the case of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the executive officers;

X - delegate authority to executive officers for individual decisions on matters included within the scope of the functions of the Board of Executive Officers;

XI - delegate powers to executive officers and employees for the approval of expenses, establishing limits and conditions;

XII – authorize, in accordance with the applicable legislation, that Eletrobras employees leave the country in order to performing technical activities or professional development essential to its institutional mission;

XIII - prepare, in each fiscal year, a Management Report, financials, a proposal for allotment of dividends and the payment of interest on own capital and investment of surplus, to be submitted for the review of the Board of Directors, the Fiscal Council, and the Audit and Risk Committee, and for the review and decision of the General Meeting;

XIV - prepare plans for the issuance of debentures, for the review of the Board of Directors of Eletrobras, which shall decide about them or submit them to the General Meeting, as the case may be;

XV - control the activities of subsidiaries and controlled companies;

XVI - appoint representatives of Eletrobras for Meetings of companies in which it participates as shareholder, and associations where it is a member, issuing instructions for their performance;

XVII – approve the trading of rights on the results of research, development and innovation of their controlled companies, connected to the electricity industry;

XVIII - establish a guideline for the vote of all companies controlled by Eletrobras at Meetings of the Electric Power Trading Chamber – CCEE;

XIX – deliberate on the purchase, sale or burdening of real estate and personal property, in accordance with the sums established in the applicable policy of responsibilities;

XX – prepare, change and approve its Internal Rules;

XXI - inspect and follow up business companies, including Special Purpose Enterprises - SPEs, wherein it holds shareholding participation, with respect to the governance practices, the results submitted and the control, proportionally to the relevance, materiality and risks for the business.

CHAPTER VIII

Duties of the Chief Executive Officer and Executive Officers

Art 48. Without prejudice to the other assignments of the Board of Executive Officers, the company's Chief Executive Officer shall:

I - carry out the preparation, management and follow-up of the Strategic Planning and Master Plan of Business and Management of Eletrobras' companies;

II - carry out the management of performance, sustainability and business development;

III - represent Eletrobras in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any executive officer, as well as appoint representatives, attorneys, agents or proxies;

IV - to preside over the General Meetings;

V - to hire and dismiss employees;

VI - to formalize the appointments approved by the Board of Executive Officers;

VII - develop the relationship policy of the Holding and companies of Eletrobras with the society in general and coordinate the press activities, internal communications, events, advertising, sponsoring and ceremonies;

VIII - together with another executive officer, to manage the funds of Eletrobras and sign deeds and contracts, which may be delegated to other executive officers and employees or attorneys of Eletrobras, with the approval of the Board of Executive Officers;

IX - ratify, in accordance with applicable legislation, the act of an entity member of the Eletrobras System deciding on the removal of its respective employees except as provided for in Art 47, item XII, hereof;

X – appoint the electoral commission in order to organize the election of the employee representative on the Board of Directors and declare the winning candidate and communicate the

result to the controlling shareholder to adopt the necessary action to designate the employees' representative on the Board of Directors; and

XI – perform other assignments that may be established by the Board of Directors.

Art 49. The assignments of the other Officers, without prejudice of the other activities assigned to them by the Board of Directors, shall be as follows:

§ 1 The Chief Generation Officer shall have to:

I. carry out the prospection, assessment and development of energy supply expansion projects;

II. set guidelines on the energy trading business and coordinate the participation of Eletrobras companies in energy auctions;

III. set guidelines to the programs of maintenance and for the follow-up of the operating performance of power units; and

IV. coordinate the activities connected to the sector regulation of the business of generation, trading of power and energy efficiency.

§ 2 The Chief Transmission Officer shall have to:

I. analyze the opportunities of new transmission business;

II. carry out programs of investment and implementation of transmission projects of interest of Eletrobras;

III. set the guidelines and monitor the operating performance and the maintenance programs of transmission, under the scope of Eletrobras companies; and

IV. carry out activities connected to the electric energy sector regulation, under the scope of the Holding and Eletrobras companies.

§ 3 The Distribution Officer shall have to:

I. align the management of the Distribution companies to the Strategic Planning of Eletrobras companies;

II. follow up the policies, strategies, planning, technical and commercial services and results of the Distribution companies;

III. define and follow up economic, financial, and commercial and operating indicators of the Distribution companies; and

IV. promote the technical and institutional relationship with government agencies and Associations, relating to affairs of the sector's regulation of electric energy distribution operations.

§ 4 The Compliance Officer shall have to:

I. ensure the compliance with proceedings and mitigation of risks in the activities of the Holding and Eletrobras' company, including fraud and bribery, ensuring the abidance by the laws, standards, rules and regulations internal or external to the Company, and ensure the fulfillment of the compliance requirements under Law 13,303/2016;

II. apply internal mechanisms and procedures to ensure integrity, as provided for in the Decree 8,420/15, which allow spotting and correcting any deviations, frauds, irregularities, as well as encouraging internal whistleblowing of irregularities;

III. sport, assess, treat, follow up and report avoidable operating loss for a better management of the risks inherent to the main processes of Eletrobras' companies, extending the accountability of the concerned parties; and

IV. supply the Board of Directors, the Audit and Risk Committee, and the Board of Executive Officers with independent, unbiased and timely assessments on the effectiveness of the management of risks, appropriateness of the internal controls and fulfillment of the standards and regulations associated with the operations of Eletrobras' companies, especially those connected to the risks found in the anticorruption practices of the Company.

§ 5 Chief Financial Officer and Investor Relations Officer shall have to:

I. carry out the economic and financial, tax and fiscal planning and control of Eletrobras;

II. carry out the accounting control and statement of economic and financial results;

III. carry out the economic and financial analysis of investments and divestments; and

IV. carry out the corporate, economic and financial management of interests, including Specific Purpose Enterprises.

§ 6 The Legal and Corporate Management Officer shall have to:

I. undertake to be legal representatives of Eletrobras, before court and out of court, and in internal legal consulting;

II. carry out people management practices;

III. provide the goods and services infrastructure and supply; and

IV. provide the resources of Information Technology and Data and Voice.

CHAPTER IX

Fiscal Council

Art 50. The Fiscal Council is held permanently and is composed of 5 (five) effective members, and their respective substitutes, elected by the General Meeting, and all of its members have to be Brazilian citizens and residents, either shareholders or not, with term of office of 02 (two) years, and there may be 02 (two) reappointments at the most, and shall include as follows:

I – 01 (one) member and the respective substitute appointed by the Ministry of Economy, as representative of the National Treasury, which shall be a public servant with permanent office at the federal government;

II – 02 (two) members and the respective substitutes elected by the controlling shareholder;

III – 01 (one) member and the respective substitute elected by the minority shareholders; and

IV - 01 (one) member and the respective substitute elected by the holders of preferred shares.

§ 1. The members and respective substitutes of the Fiscal Council appointed under the terms of Items III and IV of this Art shall be elected in separate voting.

§ 2 In the period provided for in the head provision of this article, any prior periods of office that occurred less than 2 (two) years ago shall be taken into consideration.

§ 3 After the maximum period provided for in the head provision of this article, the member of the Fiscal Council can only return after a period equivalent to a term of office.

Art 51. The investiture into the office of Eletrobras' Fiscal Concil Member shall follow the conditions imposed under the applicable laws, as well as those under the Policy of Appointment of Eletrobras companies.

§ 1 Whenever the Policy of Appointment intends to impose requirements additional to those established under the applicable laws onto the Eletrobras' Fiscal Directors, such requirements shall be forwarded for deliberation of the shareholders, at a General Meeting.

§ 2 The members of the Fiscal Council shall be invested in their positions, independently of the signing of the term of office, since their respective election.

§ 3 Each fiscal director shall, before entering and leaving office, submit a statement of assets to the company, the Public Ethics Committee of the Presidency of the Republic – CEP/PR and the Audit Court.

§ 4 The monthly compensation owed to the members of the Fiscal Council shall surpass ten percent of the average monthly compensation of officers, except for the amounts connected to the vacation premium and benefits, and the payment of interest in the company's profit and compensation at an amount higher than that paid to directors is hereby forbidden.

§ 5 The fiscal council members shall participate in the inauguration and annually, in the specific training on corporate and capitals market laws, disclosure of information, internal control, code of conduct, Law 12,846/2013, and other subjects connected to the activities of Eletrobras.

§ 6 The reinstatement of a fiscal director that has not participated in an annual training provided by the company of the past two years is hereby forbidden.

§ 7 The members of the Fiscal Council shall perform their duties, which are non- transferable, in the exclusive interest of the company, and it is considered abusive to perform such duty with the objective of causing damage to the company, or to its shareholders or managers, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the company, to its shareholders or managers.

§ 8 The Fiscal Council shall have to engage insurance under the terms of paragraphs 1 and 4 of article 29 hereof.

§ 9 The members of the Fiscal Council shall apply the limitations set forth in the caput and sole paragraph of Article 31 of these bylaws.

Art 52. The members of the Fiscal Council, in their first meeting, shall elect their Chairman, who shall forward to the company the deliberation of the council for fulfillment, with due registration on the book of minutes and Opinions of the Fiscal Council.

§ 1 In the event of a vacancy, resignation, impeachment or unjustifiable absence at two consecutive meetings or three non-continuous meetings, over the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective substitute, who shall receive the due compensation.

§ 2 The members of the Fiscal Council shall have its commuting and lodging expenses reimbursed whenever they reside out of the city of meeting, and only the commuting when they reside in the city.

Art 53. In the exercise of the duties appurtenant to the Fiscal Council, without prejudice to the assignments provided for in the applicable laws:

I - to supervise, through any of its members, the acts taken by any of the managers and to check the accomplishments of their legal and statutory duties;

II - to issue an opinion on the annual management's report, providing evidence in the report of all information deemed necessary or useful for deliberation by the General Meeting;

III - to issue an opinion on the proposals from the management bodies, to be presented to the General Meeting, regarding alteration in the share capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

IV - to expose, through any of its members, to the management bodies, and in the event that they do not take the necessary measures on behalf of Eletrobras' interests, to the General Meeting, the mistakes, frauds or crimes they might discover, and to suggest useful measures;

V - to call an Ordinary General Meeting, in the event that the management bodies delay for more than a month such convocation, and an Extraordinary General Meeting, whenever ground or urgent reasons occur, including in the agenda of General Meeting the subject they consider most necessary;

VI - to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by Eletrobras;

VII - examine the financial statements for the fiscal year and issue an opinion on them;

VIII - to perform the duties established in items I to VII in the event of liquidation of Eletrobras.

IX – examine the Annual Report of Activities of the Internal Audit – RAINT and the Annual Plan of Internal Audit – PAINT;

X - carry out the appraisal of the performance of its members and the Fiscal Council as a board, at least once a year, under the terms of the applicable laws;

XI – prepare, change and approve its Internal Rules;

XII – follow up the asset, financial and budgetary performance, thus reviewing books and any other documents, as well as requesting information; and

XIII – inspect the fulfillment of the limit of participation of Eletrobras in the payment of health care and supplemental social security benefits.

§ 1 The management bodies have the obligation to provide, in writing, to the members of the Fiscal Council, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

§ 2 The members of the Fiscal Council will attend meetings of the Board of Directors and the Board of Executive Officers of Eletrobras, at which subjects on which they might opine (items II, III and VII, from this article) are discussed.

Art 54. The Fiscal Council will meet ordinarily once a month, and extraordinarily, whenever called by the Chairman of the Board.

Sole paragraph. The Fiscal Council will hold a meeting with a minimum of three members, and the approval of matters subject to their decision requires the vote of at least three of its members.

CHAPTER X

Fiscal Year and Financial Statements

Art 55. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31st of each year and the financial statements will comply with the precepts of Law

3,890-A, 1961, the federal legislation on electricity, the law on joint stock companies and these Bylaws.

§ 1 In each business year, there shall be a mandatory distribution of dividends corresponding to at least twenty-five percent of the net profit, adjusted in accordance with applicable laws, and abiding by the Dividend Distribution Policy.

§ 2. The amount of dividends and interest paid or credited as remuneration for shareholders' equity, due to shareholders, shall be subject to financial charges, from the end of the fiscal year up to the day of effective payment, plus interest if such payment is not made on the date determined by the General Meeting.

§ 3 The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and the applicable laws and regulations, may be charged to the holders of common shares and to the minimum annual dividend for the preferred shares, including such amount in the aggregate amount of the dividend distributed by Eletrobras for all legal effects.

Art.56. Each year, besides the legal reserve, the General Meeting shall make the following allocations, calculated on that business year's net profit:

I - one per cent for a study and project reserve, intended for technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and

II - fifty per cent for an investment reserve fund, intended for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

Art.57. Every year, the General Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for social welfare assistance to its employees, according to plans approved by the Board of Executive Officers.

Art.58. Every year Eletrobras shall allocate and include in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the close of the immediately preceding business year, for the development of technological programs.

Art.59. The right to receive a dividend shall become prescribed after three years and any dividend not claimed by that time shall revert to Eletrobras.

CHAPTER XI

Employees

Art 60. The positions of holders of the Internal Audit, Ombudsman and Governance Office shall be exercised by employees of the staff of Eletrobras or its companies.

Art.61. The provisions of the applicable labor laws of Law 3,890-A, 1961 and these Bylaws will apply to the employees of Eletrobras and its subsidiaries, associates and controlled companies, where applicable.

Art.62. The labor force of Eletrobras will be composed of:

I - personnel admitted to permanent career functions, through a selection process consisting of tests, or of titles or tests;

II - holders of positions of trust of the higher administration, the amount of holders will be determined by the Board of Directors, according to the provisions of item XXXI of art. 36 hereof; and

III - personnel hired through temporary contracts, in accordance with the applicable laws.

§ 1 The positions of trust of the higher administration and the power and responsibilities of their positions will be defined in the offices and salary plan of Eletrobras.

§ 2 The functions referred to in § 1 might, in exceptional cases, and at the discretion of the Board of Directors, be assigned to technicians or specialists that are not part of the permanent staff of the company.

§ 3 The holders of the positions of trust that carry out management duties, thus generating salary advantages not provided for or in noncompliance with the provisions of the employment contracts, staffing and compensation plan, collective bargaining agreement, or the applicable laws, shall be held liable for the damage caused to the company, with prejudice to the penalties established in the Code of Ethics and Conduct of Eletrobras Companies.

Art.63. After the close of each fiscal year of Eletrobras and after the deduction of accumulated losses and the provision for income tax, the employees shall be entitled to a share in the profits and results, in accordance with the terms of the employment contracts and conventions, signed by Eletrobras, and specific guidelines determined by the Office of Coordination and Governance of the State-owned Companies.

Art.64. Eletrobras shall provide social welfare assistance to its employees, through Fundação Eletrobras de Seguridade Social – ELETROS (the ELETROBRAS Social Security Foundation) in compliance with the stipulations of the Board of Executive Officers.

CHAPTER XII

General Provisions

Art.65. Eletrobras, through its management, is obliged to provide information to the Minister of Mines and Energy, for scrutiny from the Federal Government, and the Audit Court (*Tribunal das Contas da União*) and the House of Representatives and the Senate (*Congresso Nacional*), through the Ministry of Mines and Energy.

Sole paragraph. The Chief Executive Officer, when called, must appear in person before any of the committees of any of the two houses of the Congress, to clarify information about any subject about which he was previously informed, and he may be dismissed from his function, in case he does not justify his failure to attend.

Art.66. Eletrobras may enter into contracts with the Federal Government, directly or through companies in which it participates, for the execution of works and services, for which special financial resources were allocated.

§ 1 The installations constructed in accordance with this article may, if the Federal Government so decides, be incorporated into Eletrobras or its subsidiaries, provided that, in the respective operation, the legal regime of the service is observed along with the costs.

§ 2 As long as the provision in the previous paragraph has not been complied with, the installations mentioned in this article may be operated by Eletrobras or its subsidiaries, under an agreement entered into with the Federal Government.

Art.67. The Board of Executive Officers shall, following approval from the Minister of Mines and Energy, publish the following in the Official Gazette:

I - the regulation governing competitive bidding;

II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;

III - the names of members of staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

IV - a plan for wages, benefits, fringe benefits and any other portions making up the remuneration of its employees.

Art 68. The Internal Audit, Ombudsman and the Secretariat of Governance will be directly linked to the Board of Directors.

CHAPTER XIII

Transitional Provisions

Art 69. The installation and operation of the Audit and Risk Committee provided for in Art 40 of these Bylaws shall occur until 06/30/2018.